

July 22, 2011

Via Email
Michael J. Fowler
Senior Vice President and Chief Financial Officer
Green Bankshares, Inc.
100 North Main Street
Greeneville, TN 37743

   Re: Green Bankshares, Inc.
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed July 21, 2011
     File No. 000-14289

Dear Mr. Fowler:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed July 21, 2011

General

1. We note your response to comment 2 in our letter dated July 18, 2011. We particularly note your representation that the portfolio analysis prepared by an independent loan valuation firm is not a report, opinion or appraisal that materially relates to the NAFH transaction. Although the analysis may not have been prepared specifically for the NAFH transaction, it appears that the information otherwise materially relates to the transaction. Accordingly, please revise to disclose the information required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: D. Scott Holley
        Bass, Berry & Sims PLC